Raymond James Financial Electronic EDGAR Proof

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Form Type:	**8-K**
Reporting Period / Event Date:	**01/19/11**
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Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
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Filer CCC	**xxxxxxxx**
Period of Report	**01/19/11**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	stephanie.mailhot@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	rjbank-finance@raymondjames.com
	megan.nelson@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k801192011.htm**
	8K
EX-99.1	**ex99_1.htm**
	01-19-2011 Earnings release
GRAPHIC	**logo.jpg**
	logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>01/19/11</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k801192011.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K</value></field>
                <data sid="data1"><filename>k801192011.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>01-19-2011 Earnings release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>stephanie.mailhot@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 19, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 19, 2011, Raymond James Financial, Inc. issued a press release disclosing its results for the first quarter ended December 31, 2010. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On January 19, 2011, Raymond James Financial, Inc. issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated January 19, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 19, 2011

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance
and Chief Financial Officer



January 19, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS FIRST QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported a 90 percent increase from the prior year's quarterly net income to $81,723,000 or $0.65 per diluted share, for its first fiscal quarter ended December 31, 2010. In comparison, the firm earned $42,903,000, or $0.35 per diluted share, for the first quarter of fiscal 2010. This quarter's net revenue of $813,829,000 is an 18 percent increase over last year's first fiscal quarter.

"This quarter's record net revenues and record net income are a testament to our management team, which continued to build Raymond James even during the financial meltdown of 2009," stated CEO Paul Reilly. "Achieving these record levels without the benefit of historic non-bank interest earnings bodes well for our future earnings potential during this economic recovery."

Net revenue was 9 percent higher and net income 18 percent higher than the preceding quarter. The Private Client Group and Raymond James Bank led the growth. Assets Under Administration were at a record level of $262 billion and advisor productivity continued to improve. Assets Under Management grew to a record $33.4 billion as a result of both improvement in the markets and net inflows. Loan backlog continues to improve and loans grew, albeit slightly, at Raymond James Bank, which combined with continued improvement in credit quality, resulted in a 70 percent increase in the bank's contribution to pre-tax earnings.

The Capital Markets segment revenues grew 12 percent over last quarter as a result of strong Equity Capital Markets underwriting and M&A activity, especially in Canada, offset by a decrease in Fixed Income trading profits due to volatility in the municipal bond market in late November and early December of 2010.

Additionally, in December, the firm signed a definitive merger agreement to acquire Howe Barnes Hoefer & Arnett, to strengthen our Financial Institutions practice and add to our family of financial advisors.

"We continue to see a slow, but steady, improvement in the economy which augurs well for continued growth in our earnings potential," added Reilly. "We occupy an increasingly unique position in our industry and see many opportunities to leverage our brand, and continue to increase the strength and market position of Raymond James in each of our business segments."

The company will conduct its quarterly conference call Thursday, January 20, at 8:15 a.m. ET. For a listen only connection, visit **raymondjames.com/analystcall** for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $262 billion, of which approximately $33 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K, which is available on RAYMONDJAMES.COM and SEC.GOV.

For more information, please contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

	Three Months Ended				
	December 31, 2010	December 31, 2009	% Change	September 30, 2010	% Change
Total Revenues	$ 830,333	$ 702,669	18%	$ 763,248	9%
Net Revenues	813,829	686,967	18%	747,886	9%
Pre-Tax Income	130,514	69,388	88%	105,353	24%
Net Income	81,723	42,903	90%	69,065	18%
Income for basic earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 78,838	$ 41,114	92%	$ 66,196	19%
Income for diluted earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 78,845	$ 41,116	92%	$ 66,200	19%
Earnings per common share:					
Basic	$ 0.65	$ 0.35	86%	$ 0.55	18%
Diluted	$ 0.65	$ 0.35	86%	$ 0.55	18%

Balance Sheet Data

	December 31, 2010	September 30, 2010
Total assets	$14.8 billion	$17.9 billion[1]
Shareholders' equity	$2,403 million	$2,303 million
Book value per share	$19.70	$19.03

---

[1] Total assets include $3.5 billion in additional qualifying assets comprised of approximately $700 million of additional Raymond James Bank Deposit Program (RJBDP) deposits, deposits of approximately $400 million from affiliates, and a $2.4 billion overnight Federal Home Loan Bank of Atlanta (FHLB) advance, to meet the September 30, 2010 point-in-time regulatory balance sheet composition requirements related to RJ Bank's qualifying as a thrift institution. The affiliate deposits were withdrawn and the FHLB advance was repaid October 1, 2010. The additional RJBDP deposits were redirected to other RJBDP participating banks in early October 2010.

| | Quarter Ended | | | |
	December 31, 2010	December 31, 2009	September 30, 2010	June 30, 2010
PCG financial advisors:				
United States	4,489	4,528	4,503	4,515
Canada	442	440	442	436
United Kingdom	149	116	145	144
# Lead managed:				
Corporate public offerings in U.S.	12	5	7	4
Corporate public offerings in Canada	14	6	5	9
Financial Assets Under Management:				
Managed Accounts (excluding Money Market Funds)	$ 33.4 billion	$ 27.6 billion	$ 30.0 billion	$ 27.5 billion
Client Assets under Administration	$ 262 billion	$ 232 billion	$ 249 billion	$ 231 billion
Client Margin Balances	$1,511 million	$1,347 million	$1,437 million	$1,385 million

| | Three Months Ended | | | | |
	December 31, 2010	December 31, 2009	% Change	September 30, 2010	% Change
	(in thousands, except per share amounts)				
Revenues:					
Private Client Group	$519,431	$454,824	14%	$493,340	5%
Capital Markets	173,026	133,773	29%	154,329	12%
Asset Management	55,587	49,998	11%	48,907	14%
RJ Bank	77,441	68,922	12%	66,671	16%
Emerging Markets	8,589	3,718	131%	4,646	85%
Stock Loan/Borrow	1,750	1,875	(7%)	2,171	(19%)
Proprietary Capital	670	(35)	NM	(64)	NM
Other	3,403	1,758	94%	2,043	67%
Intersegment Eliminations	(9,564)	(12,164)	21%	(8,795)	(9%)
Total Revenues	$ 830,333	$ 702,669	18%	$ 763,248	9%
Pre-Tax Income:					
Private Client Group	$55,740	$31,712	76%	$47,423	18%
Capital Markets	24,646	11,394	116%	31,220	(21%)
Asset Management	15,594	12,066	29%	11,528	35%
RJ Bank	46,464	24,637	89%	27,365	70%
Emerging Markets	321	(1,412)	NM	(1,355)	NM
Stock Loan/Borrow	524	687	(24%)	668	(22%)
Proprietary Capital	(142)	(812)	83%	(508)	72%
Other	(12,633)	(8,884)	(42%)	(10,988)	(15%)
Pre-Tax Income	$ 130,514	$ 69,388	88%	$ 105,353	24%

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

			Three Months Ended				
	December 31, 2010		**December 31, 2009**		**% Change**	**September 30, 2010**	**% Change**
Revenues:							
Securities commissions and fees	$	534,139	$	469,151	14%	$ 497,210	7%
Investment banking		58,969		25,718	129%	52,486	12%
Investment advisory fees		52,216		43,975	19%	43,428	20%
Interest		104,386		91,372	14%	93,465	12%
Net trading profits		6,322		11,637	(46%)	13,402	(53%)
Financial service fees		41,788		36,782	14%	40,270	4%
Other		32,513		24,034	35%	22,987	41%
Total revenues		830,333		702,669	18%	763,248	9%
Interest expense		16,504		15,702	5%	15,362	7%
Net revenues		813,829		686,967	18%	747,886	9%
Non-interest expenses:							
Compensation, commissions and benefits		551,884		471,079	17%	511,387	8%
Communications and information processing		31,145		28,074	11%	31,443	(1%)
Occupancy and equipment costs		26,229		26,715	(2%)	25,659	2%
Clearance and floor brokerage		9,917		8,502	17%	8,313	19%
Business development		23,945		19,881	20%	20,840	15%
Investment advisory fees		6,904		6,558	5%	6,327	9%
Bank loan loss provision		11,232		22,835	(51%)	20,543	(45%)
Other		25,827		36,210	(29%)	23,898	8%
Total non-interest expenses		687,083		619,854	11%	648,410	6%
Income including noncontrolling interests and before provision for income taxes		126,746		67,113	89%	99,476	27%
Provision for income taxes		48,791		26,485	84%	36,288	34%
Net income including noncontrolling interests		77,955		40,628	92%	63,188	23%
Net loss attributable to noncontrolling interests		(3,768)		(2,275)	(66%)	(5,877)	36%
Net income attributable to Raymond James Financial, Inc.	$	**81,723**	$	**42,903**	90%	$ **69,065**	18%
Net Income per common share basic	$	**0.65**	$	**0.35**	86%	$ **0.55**	18%
Net Income per common share diluted	$	**0.65**	$	**0.35**	86%	$ **0.55**	18%
Weighted average common shares outstanding-basic		**121,155**		**118,763**		**119,912**	
Weighted average common and common equivalent shares outstanding-diluted		**121,534**		**118,983**		**120,128**	

RAYMOND JAMES BANK

Raymond James Bank, FSB (RJ Bank) is a federally chartered savings bank, regulated by the Office of Thrift Supervision (OTS), which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJ Bank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJ Bank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJ Bank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. (RJ&A) in the Raymond James Bank Deposit Program (RJBDP).

Corporate & Commercial Real Estate Loan Portfolio

RJ Bank's corporate and commercial real estate loan portfolio is comprised of project finance real estate loans and commercial lines of credit and term loans. Approximately 90 percent of the corporate loan portfolio is participations in Shared National Credits (SNC) or other large syndicated loans. The SNCs are loan syndications totaling over $20 million that are shared among three or more regulated institutions. RJ Bank is sometimes involved in the syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. The remainder of the corporate loan portfolio is comprised of smaller participations and direct loans. Regardless of the source, all loans are independently underwritten to RJ Bank credit policies, are subject to loan committee approval, and credit quality is continually monitored by corporate lending staff. The corporate lending staff has direct access and a regular dialogue with the borrowers' management teams. Approximately 40% of the corporate borrowers also have a capital markets relationship with RJ&A. More than half of RJ Bank's corporate borrowers are public companies. RJ Bank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis. During the most recent quarter, Corporate and Commercial Real Estate Banking closed 46 new loan transactions representing $604.2 million in new loan commitments.

Residential Loan Portfolio

RJ Bank's residential loan portfolio consists primarily of first mortgage loans originated by RJ Bank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJ Bank, originated by select large financial institutions. These purchased mortgage loans represent approximately 90 percent of RJ Bank's residential portfolio. Approximately 90 percent of the residential loans are fully documented loans to owner-occupant borrowers for their primary or second home residences. Virtually all of RJ Bank's residential loans are adjustable rate mortgage (ARM) loans. Approximately 55 percent of first lien residential mortgage loans are ARMs with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJ Bank does not originate or purchase option ARM loans with negative amortization, payment options, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis. All of RJ Bank's first mortgage loans are serviced by the seller or by third party professional firms. Mortgage Banking closed and funded $41.7 million in retail mortgage loan production in the most recent quarter and RJ bank also purchased $25.5 million in first mortgage loans.

Asset Quality

During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans decreased slightly from 2.36% to 2.34%, as net additions to the ALL declined. Total net loan charge-offs for the current quarter were $12.3 million, compared to the prior quarter's $20.6 million. Net charge-offs in the corporate loan portfolio totaled $6.4 million compared to $14.9 million in the prior quarter. The remaining $5.9 million in net charge-offs were taken on residential loans, which were slightly higher than last quarter's $5.7 million. Loan loss provision expense for the current quarter was $11.2 million, compared to the previous quarter's provision expense of $20.5 million. RJ Bank saw marked progress in the resolution of several large troubled loans. As further referenced below, RJ Bank's largest nonperforming loan was fully resolved, and other troubled loans were upgraded or restructured. This progress led to provision expense at its lowest level since the March 2008 quarter. Over 30 day past-due residential loans decreased by 0.01% compared to the prior quarter's decrease of 0.04%. Although the percentage decline was modest as compared to the prior quarter, in part driven by less residential loan repayments, the total dollars of delinquent loans decreased by $3.5 million. Total nonperforming loans decreased by $17.3 million during the current quarter, compared to the prior quarter's increase of $0.2 million. The current quarter decrease was attributable to the full resolution of RJ Bank's largest nonperforming loan and the significant pay-down of another large nonperforming loan. Other Real Estate Owned (OREO) balances decreased during the current quarter to $20.8 million from $27.9 million, as RJ Bank's largest corporate OREO parcel was sold during the quarter, partially offset by both corporate and residential additions.

Investments

RJ Bank's investment portfolio consists of mortgage backed securities and Federal Home Loan Bank (FHLB) stock. About 45% of the portfolio is invested in relatively short average-life floating rate government agency securities. Most of the remaining mortgage-backed securities portfolio is comprised of non-agency collateralized mortgage obligations (CMOs). Current characteristics of each security owned such as delinquency and foreclosure levels, credit enhancement, projected losses and coverage are reviewed monthly by management.

All mortgage securities are classified as Available for Sale and the fair value reported includes an aggregate pretax unrealized loss of $42.8 million. These securities have experienced losses in fair value due to ongoing economic uncertainty, the residential housing market downturn and continued illiquidity in the markets. Certain securities were considered to be other-than-temporarily impaired (OTTI) as of December 31, 2010. Even though there is no intent to sell these securities and it is highly unlikely the securities will be required to be sold, RJ Bank does not expect to recover the amortized cost basis of these securities in full, and therefore, recorded $2.2 million of OTTI loss in other revenue during the quarter. This is based on RJ Bank's evaluation of the performance and underlying characteristics of the securities including the level of current and estimated credit losses relative to the level of credit enhancement which are subject to change depending on a number of factors such as economic conditions, changes in home prices, delinquency and foreclosure statistics, among others.

RAYMOND JAMES BANK
UNAUDITED ($ in thousands)

	Three Months Ending 12/31/2010	Three Months Ending 9/30/2010	Three Months Ending 6/30/2010	Three Months Ending 3/31/2010	Three Months Ending 12/31/2009
Net Revenues[1]	$73,482[2]	$62,097	$65,033	$66,881	$63,998
Net Interest Income	$74,353[2]	$64,286	$62,466	$67,202	$65,611
Loan Loss Provision Expense	$11,232	$20,543	$17,098	$19,937	$22,835
Pre-tax Income	$46,464[2]	$27,365	$29,185	$30,822	$24,637
Net Interest Margin (% Earning Assets)[11]	3.70%[2]	3.46%	3.32%	3.50%	2.99%[12]
Net Interest Spread (Interest-Earning (Assets Yield – Cost Of Funds)[11]	3.67%[2]	3.43%	3.29%	3.48%	2.97%[12]

	As of 12/31/2010	As of 9/30/2010[10]	As of 6/30/2010	As of 3/31/2010	As of 12/31/2009
Total Assets	$7,570,337	$10,818,240	$7,462,415	$7,620,012	$7,882,574
Adjusted Total Assets[3]		$7,334,287			
Total Loans, Net	$6,104,133	$6,094,929	$6,169,613	$6,236,923	$6,452,530
Total Deposits	$6,682,396	$7,463,671[3]	$6,469,727	$6,731,459	$7,007,069
Raymond James Bank Deposit Program Deposits (RJBDP)	$6,407,199	$6,805,412[3]	$6,124,753	$6,399,841	$6,678,167
Available for Sale Securities, at Fair Value	$385,153	$424,452	$424,336	$455,766	$488,988
Net Unrealized Loss on Available For Sale Securities, Before Tax	$(42,848)	$(50,586)	$(59,489)	$(68,898)	$(76,897)
Tangible Common Equity/ Total Assets	10.80%	11.71%[9]	11.20%	10.65%	9.98%
Total Capital (to Risk-Weighted Assets)[13]	13.2%	14.2%[9]	13.8%	13.6%	13.0%
Tier I Capital (to Adjusted Assets)[13]	11.1%	12.1%[9]	11.7%	11.2%	10.5%
Commercial Real Estate Loans[4][5]	$936,287	$1,003,181	$1,000,946	$1,091,991	$1,154,736
Corporate Loans[5]	$3,404,934	$3,235,746	$3,229,736	$3,061,930	$3,189,117
Residential/Consumer Loans[5]	$1,952,890	$2,042,095	$2,122,977	$2,269,696	$2,291,112
Allowance for Loan Losses	$146,024	$147,084	$147,091	$148,358	$149,164
Allowance for Loan Losses (as % Loans)	2.34%	2.36%	2.33%	2.32%	2.26%
Net Charge-offs	$12,292	$20,550	$18,365	$20,743	$23,943
Nonperforming Loans[6]	$136,662	$153,983	$153,741	$141,214	$135,377
Other Real Estate Owned	$20,773	$27,925	$22,770	$25,389	$8,372
Total Nonperforming Assets[7]	$157,435	$181,908	$176,511	$166,603	$143,749
Nonperforming Assets (as % of Total Assets)	2.08%	2.48%[9]	2.37%	2.19%	1.82%
Total Nonperforming Assets/Tangible Common Equity + Allowance for Loan Losses (Texas Ratio)	16.34%	18.09%	17.95%	17.36%	15.36%
1-4 Family Residential Loans over 30 days past due (as % Residential Loans)	4.55%	4.56%	4.60%	4.18%	3.98%
Residential First Mortgage Loan Weighted Average LTV / FICO[8]	65%%/752	65%/751	64%/751	64%/752	64%/751
1-4 Family Mortgage	4.5% CA[14]	4.8% CA[9][14]	5.1% CA[14]	5.5% CA[14]	5.6% CA
Geographic Concentration	3.1% FL	3.2% FL[9]	3.5% NY	3.8% NY	4.1% NY
(top 5 states, dollars	2.9% NY	3.2% NY[9]	3.4% FL	3.4% FL	3.4% FL
outstanding as a	1.4% NJ	1.5% NJ[9]	1.6% NJ	1.7% NJ	1.8% NJ
percent of Adjusted Total Assets)	1.1% VA	1.2% VA[9]	1.3% VA	1.3% VA	1.3% VA
Number of Corporate Borrowers	295	283	285	270	261

RAYMOND JAMES BANK

Outstanding Balances of Corporate and Commercial Real Estate Loans by Industry Category at 12/31/10 ($ in 000s)

Corporate Loan Portfolio		Commercial Real Estate Loan Portfolio	
Telecommunications	$ 309.6	Hospitality	$ 203.1
Consumer Products/Services	294.1	Retail	182.6
Hospitals	205.8	Multi-Family	157.9
Healthcare Providers (Non-Hospitals)	199.6	Office	135.9
Automotive/Transportation	188.4	Industrial Warehouse	72.7
Media	187.0	Mixed Use	55.8
Office Equipment/Business Systems	179.5	Special Purpose	54.4
Finance/Insurance	161.5	Healthcare/Senior Living Facilities	39.8
Pharmaceuticals	153.6	Commercial Acquisition and	
Chemicals	148.7	Development	24.2
Restaurants	145.8	Residential Acquisition and	
Industrial Manufacturing	142.8	Development	5.9
Gaming	127.9	Condominium	4.0
Technology	126.1	Total Commercial Real Estate	
Natural Gas Pipeline	123.1	Loan Portfolio	$ 936.3*
Sports	114.9		
Retail	107.2		
Energy	106.5	*Of this total, $353.6 million represents loans to Real Estate	
Mining and Minerals	79.1	Investment Trusts and $58 million represents construction	
Food and Beverage	75.9	loans.	
Defense/Government Contractors	74.1		
Private Banking	64.7		
Environmental Services	41.0		
Medical Products	25.3		
Government Guaranteed SBA/USDA	18.0		
Agriculture	4.7		
Total Corporate Loan Portfolio	$ 3,404.9		

(1) Net revenue equals gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) Net Revenues, Net interest income and Pre-tax income were positively impacted by a $6.4 million interest accrual error correction recorded during the quarter ended 12/31/10. This adjustment increased both Net interest margin and Net interest spread by 0.09% for the quarter ended December 31, 2010.

(3) At 9/30/10, total assets were adjusted to exclude the approximately $700 million in additional RJBDP deposits, which were redirected to other RJBDP participating banks in early October, 2010, the approximately $400 million in deposits from affiliates which were subsequently withdrawn on 10/01/10, and the $2.4 billion overnight advance repaid on 10/01/10. See information in footnote 10 below for additional information.

(4) Commercial Real Estate Loans are secured by non-owner occupied commercial real estate properties or their repayment is dependent upon the operation/sale of commercial properties.

(5) Outstanding loan balances are shown gross of unearned income and deferred expenses.

(6) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.

(7) Includes Nonperforming Loans and Other Real Estate Owned.

(8) At origination. A small group of local loans representing less than 0.5% of residential portfolio excluded.

(9) Tangible Common Equity, Total Capital and Tier I Capital as well as Nonperforming Assets and Concentration ratios are presented as a percent of Adjusted Total Assets (see note 3 above). Had Total Assets (GAAP assets) been used in the calculation of these ratios at 09/30/10, the resulting disclosures would have been as follows: Tangible Common Equity to Total Assets of 7.94%; Total Capital to Risk-Weighted Assets of 13.0%; Tier I Capital (to Adjusted Assets) of 8.2%; Nonperforming Assets to Total Assets of 1.68%; and Geographic Concentrations for CA, FL, NY, NJ, and VA of 3.3%, 2.2%, 2.1%, 1.0%, and 0.8%, respectively.

(10) In order to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution at 09/30/10, RJ Bank held an additional $3.5 billion in qualifying assets funded by a $2.4 billion overnight FHLB advance, deposits of approximately $400 million from affiliates, and additional deposits of approximately $700 million from the RJBDP. The deposits from affiliates were withdrawn and the FHLB advance was repaid on 10/01/10. The RJBDP deposits were redirected to other RJBDP participating banks in early October, 2010.

(11) During the quarter ended 03/31/10, RJ Bank revised its yield/cost calculations to exclude any fair value adjustments and to utilize contractual days versus 90-day quarters. The Net Interest Spread and Net Interest Margin presented for periods prior to 03/31/10 above were restated from the ratios initially reported.

(12) Net Interest Margin and Net Interest Spread percentages were negatively impacted by 0.33% for the quarter ended December 31, 2009 due to excess RJBDP deposits held for the majority of October and part of November as the new multi-bank sweep program was implemented. These deposits were invested in short term liquid investments producing very little interest rate spread.

(13) Estimated for the current quarter.

(14) This concentration ratio for the state of CA excludes 2.4% at 12/31/10, 2.3% at 09/30/10 and 1.5% at 06/30/10 and 03/31/10, respectively, for purchased loans that have full repurchase recourse for any delinquent loans.